03013230

SECURITIES AND EXCHANGE COMMISSION

BB 3/7

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 41256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pioneer Funds Distributor, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.
FEB 27 2003

60 State Street
(No. and Street)

Boston (City) Massachusetts (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Goodwin (617) 422-4994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, Mark Goodwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Funds Distributor, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

STEVEN R. BERKS
COMMONWEALTH OF MASSACHUSETTS, U.S.A.
MY COMMISSION EXPIRES JUNE 11, 2004
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Auditor's report on the study and evaluation of internal controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (p) Exemptive provision under Rule 15c3-3.

Pioneer Funds Distributor, Inc.

Financial Statements
December 31, 2002

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors of
Pioneer Funds Distributor, Inc.
(A wholly-owned subsidiary of
Pioneer Investment Management, Inc.)

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and comprehensive loss and cash flows present fairly, in all material respects, the financial condition of Pioneer Funds Distributor, Inc. (the "Company") at December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 14, 2003

Pioneer Funds Distributor, Inc.
Statement of Financial Condition
December 31, 2002
(Dollars in Thousands)

Assets

Current assets:	
Cash and cash equivalents (Note 2)	$ 50,044
Investments in marketable securities, at value (cost $7,028) (Note 2)	6,795
Receivables:	
From securities brokers and dealers for sales of mutual fund shares	25,970
From the Pioneer Family of Mutual Funds	9,037
Due from affiliates	496
Other	93
Dealer advances (net of accumulated amortization of $4,708) (Note 7)	3,998
Prepaid service fees (net of accumulated amortization of $2,476) (Note 7)	2,476
Other assets	24
Total current assets	98,933
Noncurrent assets:	
Deferred income taxes (Note 4)	634
Total assets	99,567

Liabilities and Stockholder's Equity

Liabilities:	
Payable to Pioneer Family of Mutual Funds for fund shares sold	$ 25,970
Accrued expenses and accounts payable	4,373
Due to affiliates	8,998
Due to parent company	25,000
Distribution and service fees due to brokers and dealers	10,737
Deferred income taxes, current (Note 4)	1,363
Total liabilities	76,441
Stockholder's Equity:	
Common stock, $0.10 par value:	
Authorized—100,000 shares	
Issued and outstanding—510 shares	-
Paid-in capital	190,088
Accumulated deficit	(166,962)
Total stockholder's equity	23,126
Total liabilities and stockholder's equity	$ 99,567

The accompanying notes are an integral part of these financial statements.

Pioneer Funds Distributor, Inc.
Statement of Operations
For the Year Ended December 31, 2002
(Dollars in Thousands)

Related party revenues (Note 6):	
Class B share rights revenue	$ 44,835
Other	1,542
Revenues and other income (Note 2):	
Distribution revenues	7,515
Commissions:	
Mutual funds	6,765
Variable annuities	1,021
Other income	919
Unrealized and realized gains and (losses) on marketable securities, net	(853)
Total revenues and other income	61,744
Related party expenses (Note 6):	
Cost of Class B share rights	40,514
Other	614
Distribution and administrative expenses:	
Sales and marketing	11,718
Salaries and related benefits	10,701
Amortization of dealer advances and prepaid service fees	8,612
Other	919
Total distribution and administrative expenses	73,078
Loss before benefit for income taxes	(11,334)
Benefit for income taxes (Note 4)	3,934
Net loss	$ (7,400)

The accompanying notes are an integral part of these financial statements.

Pioneer Funds Distributor, Inc.
Statement of Changes in Stockholder's Equity and Comprehensive Loss
For the Year Ended December 31, 2002
(Dollars in Thousands)

	Common Stock					
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity	Comprehensive Loss
December 31, 2001	510	$ -	$ 190,088	$ (159,562)	$ 30,526	
Net loss				(7,400)	(7,400)	$ (7,400)
Comprehensive loss						$ (7,400)
December 31, 2002	510	$ -	$ 190,088	$ (166,962)	$ 23,126	

The accompanying notes are an integral part of these financial statements.

Pioneer Funds Distributor, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2002
(Dollars in Thousands)

Cash flows from operating activities:	
Net loss	$ (7,400)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Deferred income taxes, net	179
Amortization	8,612
Unrealized and realized gains and losses on marketable securities, net	853
Changes in operating assets and liabilities:	
Decrease in receivable from securities brokers and dealers for sales of mutual fund shares	8,783
Increase in receivable from the Pioneer Family of Mutual Funds	(2,605)
Decrease in receivable from the sale of Class B share rights	3,263
Decrease in due from affiliates	1,185
Increase in other receivables	(6)
Increase in dealer advances, net	(9,661)
Increase in prepaid service fees, net	(1,602)
Increase in other assets	(24)
Decrease in payable to Pioneer Family of Mutual Funds for fund shares sold	(8,765)
Increase in accrued expenses and accounts payable	317
Increase in due to affiliates	8,056
Decrease in distribution and service fees due to brokers and dealers	(455)
Total adjustments	8,130
Net cash provided by operating activities	730
Cash flows from investing activities:	
Investments in marketable securities	(2,550)
Proceeds from sale of marketable securities	1,074
Net cash used in investing activities	(1,476)
Cash flows from financing activities:	
Advance from parent company	25,000
Net cash provided by financing activities	25,000
Net decrease in cash and cash equivalents	24,254
Cash and cash equivalents, beginning of year	25,790
Cash and cash equivalents, end of year	$ 50,044

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Organization

Nature of Operations

Pioneer Funds Distributor, Inc. (the "Company"), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the "Pioneer Funds"), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust.

Organization

The Company is a wholly-owned subsidiary of Pioneer Investment Management, Inc. ("PIM"). PIM is a wholly-owned subsidiary of Pioneer Investment Management USA Inc. ("PIM USA"), which is a wholly-owned subsidiary of Pioneer Global Asset Management S.p.A. ("PGAM"). PGAM is a global asset management holding company and is a wholly-owned subsidiary of UniCredito Italiano S.p.A.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All amounts are expressed in U.S. dollars.

Recognition of Revenue and Expenses

Distribution revenues include distribution fees earned based on an annual rate of 0.75% of certain Pioneer Funds' net assets and the gains on sales of Class B share rights sold pursuant to the Class B share rights program (Notes 6 and 7). In addition, an annual rate of 0.25% service fee is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. In subsequent years, these distribution and service fees are collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. Commissions consist of underwriting commissions earned from the distribution of Class A Pioneer Funds' shares and are recorded as income on the trade (execution) date. Variable annuity commissions are earned on the distribution of variable annuity contracts. Other income primarily consists of commission as dealer and interest and dividend income. Related party revenue primarily consists of Class B share rights revenue as well as income earned from other PGAM affiliates (see Note 6). Operating expenses are recorded on the accrual basis.

Cash and Cash Equivalents

The Company considers cash equivalents as liquid investments with original maturities of fewer than ninety days. Cash and cash equivalents at December 31, 2002 consist of cash of $16,000 segregated in accordance with NASD regulations and amounts invested in commercial paper.

Investments in Marketable Securities
Investments in marketable securities represent investments in the Pioneer Funds for which the Company acts as the distributor and are valued at the last reported net asset value. Net realized and unrealized gains and losses are reported as such in the accompanying consolidated statement of operations.

Valuation of Financial Instruments
The Company considers liquidity and readily available market quotations when estimating the fair value of financial instruments. The carrying amount of the Company's financial instruments, as stated in the accompanying statement of financial condition, approximates fair value.

Comprehensive Income
Statement of Financial Accounting Standards ("SFAS") No. 130, *Reporting Comprehensive Income* establishes standards for the reporting of comprehensive income and its components. Comprehensive income, as defined, includes all changes in equity during a period from nonowner sources.

Concentrations of Credit Risk
The Company is primarily engaged in the selling of shares of the Pioneer Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. Net Capital and Reserve Requirements

As a distributor and underwriter, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined under Rule 15c3-1. Net capital may fluctuate on a daily basis. The Company uses the Alternative Standard as its method of net capital computation. The Company's net capital, as computed under Rule 15c3-1, was $6,510,000 at December 31, 2002, which exceeded required net capital of $250,000 by $6,260,000.

The Company is exempt from the reserve requirements of Rule 15c3-3 since its broker-dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies and variable annuities. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

4. Income Taxes

PIM USA files a consolidated federal income tax return with its direct and indirect domestic subsidiaries, including the Company. Consolidated income tax benefits (provisions) are allocated among the companies based on the income taxes that would have been (accrued) benefited had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation.

Income tax expense (benefit) consisted of the following:

Current:	
Federal	$ (4,161,000)
State	48,000
Deferred (prepaid)	
Federal	177,000
State	2,000
	$ (3,934,000)

The benefit for income taxes, as stated as a percentage of loss before income taxes, consists of the following:

Federal statutory rate	35.00 %
(Increases) decreases in tax rate resulting from:	
Permanent differences	(0.01)
State tax, net of federal benefit	(0.29)
Effective tax rate	34.70 %

The components of deferred income taxes recognized in the accompanying statement of financial condition are comprised of deferred tax assets of approximately $695,000 and deferred tax liabilities of approximately $1,424,000. The approximate income tax effect of each type of temporary difference is as follows:

Dealer advances	$ (1,424,000)
Unrealized gain (losses) on marketable securities	508,000
Other, net	187,000
Net deferred tax liability	$ (729,000)

5. Benefit Plans

PIM USA and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (the "Benefit Plans") qualified under Section 401 of the Internal Revenue Code. PIM USA makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. PIM USA contributes to the retirement benefit plan an amount that would purchase a certain targeted monthly pension benefit at the participant's normal retirement date. Participants in the savings and investment plan may voluntarily contribute up to 12% of their compensation, and PIM USA will match this contribution up to 2%. The Company's allocated expenses under the Benefit Plans amounted to approximately $603,000 for the year ended December 31, 2002.

Certain senior executives of the Company participate in PGAM's Long-Term Incentive Plan ("LTIP"). These employees are granted exercisable options on PGAM stock. Accordingly, as it was structured as a non-compensatory stock option plan, the Company has not recorded any expense in connection with the LTIP program.

6. Related Party Transactions

In May 2002, the Company entered into a financing arrangement with PIM, whereby PIM agreed to purchase on an ongoing monthly basis, at a premium and without recourse, the rights to receive future distribution fees and deferred sales charges on Class B shares of the Pioneer Funds issued after January 1, 2002. For the year ended December 31, 2002, the Company recognized revenue totaling $44,835,000 associated with such sales. The related cost associated with the underlying Class B Share sales activity of the Pioneer Funds for the year ended December 31, 2002 totaled $40,514,000.

The Company has a service agreement with PIM to provide for the payment of the Company's overhead expenses. Additionally, PIM provides management, marketing support, systems, software and other administrative services to the Company at no cost. Other related party revenue of $1,542,000 includes amounts the Company earned from other PGAM affiliates for marketing, salaries and operating expenses incurred on their behalf. Included in related party expenses are payments made to affiliates for operating expenses incurred on the Company's behalf.

All transactions with PIM, PGAM and other affiliates are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

7. Dealer Advances and Prepaid Service Fees

Certain of the Pioneer Funds maintain a multi-class share structure whereby the participating funds offer both the traditional front-end load shares (Class A shares) and back-end load shares (Class B and Class C shares). Back-end load shares do not require the investor to pay any sales charge unless there is a redemption before the expiration of the minimum holding period, which ranges from three to six years in the case of Class B shares and one year in the case of Class C shares. However, the Company pays upfront sales commissions (dealer advances) to broker-dealers ranging from 2% to 4% of the sales transaction amount on Class B shares and 1% on Class C shares. The participating funds pay the Company distribution fees of 0.75% and service fees of 0.25% per annum of their net assets invested in Class B and Class C shares, subject to annual renewal by the participating funds' Board of Trustees. In addition, the Company is paid a contingent deferred sales charge ("CDSC") on Class B and Class C shares redeemed within the minimum holding period. The CDSC is paid based on declining rates ranging from 2% to 4% on the purchase price of Class B shares and 1% for Class C shares.

In September 1998, the Company entered into an agreement to sell to a third party its rights to receive future distribution fees and deferred sales charges from the then outstanding Class B shares of the Pioneer Funds. In addition, the agreement also provided for the sale, at a premium of additional rights arising from future sales of Class B shares on a monthly basis through December 31, 2001, at which point this arrangement ceased. Effective January 1, 2002, the rights to future Class B share distribution fees and deferred sales charges were sold to PIM (Note 6).

The Company capitalizes and amortizes Class C share dealer advances for financial statement purposes over a 12-month period. The Company deducts the dealer advances in full for tax purposes in the year such advances are paid. Distribution fees received by the Company from participating funds are recorded in income as earned. CDSCs received by the Company from redeeming shareholders are recognized as revenue. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period.

Pioneer Funds Distributor, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2002
(Dollars in Thousands)

Schedule I

Computation of Net Capital:		
Stockholder's equity	$	23,126
Deduct—Nonallowable assets		
Receivables and other assets		9,154
Prepaid service fees and dealer advances		6,474
Due from affiliates		496
Haircuts on securities and outstanding wire trades		1,221
Add—Deferred income taxes, associated with dealer advances		729
Net capital	$	6,510
Computation of Basic Net Capital Requirement:		
Minimum net capital required (greater of $250,000 or 2% of aggregate debits)	$	250
Net capital in excess of requirement	$	6,260

Reconciliation with Company's Computation (included in Part II A of Form X-17A-5 as of December 31, 2002)

Net Capital, as reported in Company's Part II A (unaudited) Focus Report	$	7,173
Decrease in deferred income tax liabilities		(663)
Net capital, as adjusted	$	6,510

Pioneer Funds Distributor, Inc.
Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities Exchange Act of 1934

Schedule II

Pioneer Funds Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, as its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers; accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2002.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of Pioneer Funds Distributor, Inc.
(A wholly-owned subsidiary of Pioneer Investment Management, Inc.)

In planning and performing our audit of the financial statements and supplemental schedule of Pioneer Funds Distributor, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2003